March 14, 2008

Babette Cooper

Mail Stop 4561

United Stated Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC  20549

Re:       STEN Corporation

Form 10-KSB for the year ended September 30, 2007

Filed December 31, 2007

File No. 000-18785

Dear Ms. Cooper:

As requested, we are responding to your letter dated March 10, 2008.  For convenience and clarity, we have set forth the text of your comments below.  We are responding to the comments in the order presented. All comments and appropriate revisions to our disclosures will be incorporated into future filings. We hereby acknowledge that:

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We, also referred to herein as, “the Company”, are responsible for the adequacy and accuracy of the disclosure in the filing;

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Staff comments of changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-KSB for the Fiscal Year ended September 30, 2007

Management’s Discussion and Analysis, page 15

1.

Please tell us and revise future filings to provide an in depth discussion of the receivables reported on your balance sheet and their credit quality and loss histories. Please also include an aging of the receivables and a roll forward of your allowance for loan loss account.

The Company entered the auto finance business in November 2006.  As we note in our discussion of our business, our business is evolving and as a result of this evolution, the auto sales and auto finance business, also described as “buy here, pay here” is representing an ever-increasing share of our total business and is becoming our dominate business activity.  This business is part of our STEN Financial Industry Segment.  All future Form 10-KSB and Form 10-QSB will reflect expanded disclosures related to the Company’s new business focus on auto financing and will include an in-depth discussion of the receivables reported on our consolidated balance sheet including the credit quality and loss history thereof.  Because of our limited history in the finance business, our experience to-date is not illustrative of our future performance.  In addition to an in-depth discussion of the receivables, future filings will include an illustration of the performance in the form of the example attached to this document (See Exhibit A).

Note 1 – Nature of Business and Summary of Significant Accounting Policies

Accounts and Loans Receivable, page F-5

2.

In this footnote, you state that the fees charged on your loans are not recorded until the cash is collected. However, in various other areas of the document you state that the fees collected are recognized over the life of the loan. Please clarify your accounting policy for recognizing fee revenue.  If it is indeed not recorded until cash is collected, please explain to us the reason for this policy and the guidance you relied on to support this accounting.

           Future filings will specifically clarify the accounting policy for recognizing fee income on each specific type of loan.  The majority of our fee income is related to our auto finance activities and fees related to these installment notes are appropriately recognized as fee income over the life of the note, as the loan is repaid.

           A relatively minor part of our consumer loan business, is the “payday loan,” or “deferred presentment” consumer loan business, this business currently represents approximately 10 percent of our loan receivable balances and is expected to decline to a less significant portion of our business in the future.  For deferred presentment loans, which generally mature in less than 30 days, management considered guidance of FAS 114, and is recognizing revenue from short-term deferred presentment loan business on a cash received basis which approximates the accrual method of accounting.  For these short-term consumer finance notes with a maturity of less than 30 days, interest income is recognized as income at the time the cash fee for the advance is actually received which is generally upon repayment of the note.

Note 9 – Long-Term Debt, page F-16

3.

In this footnote you state you have capitalized and are amortizing $1,007,803 in costs related to the issuance of the subordinated notes. Please provide us with the accounting guidance you have relied on to support this presentation. Additionally, provide us with a break-out of the costs into the three disclosed categories of (i) offering costs, (ii) on-going costs, and (iii) annual costs.

Management considered guidance of APB 21, paragraph 16, which indicates that debt issuance costs that are directly attributable to realizing the proceeds of the debt should be reported in the balance sheet as deferred charges and amortized following the interest method be charged to interest expense increasing the effective rate and current borrowing cost. Management is amortizing the costs over the weighted-average term of the debt.  The current weighted-average term is approximately 20 months.

The table below represents the capitalized debt issuance costs as of September 30, 2007:

	Capitalized Costs	Amortization Period
Offering cost	$ 183,840	36 months
Note marketing costs	775,606	20 months
Annual costs	48,357	12 months
Total costs	$ 1,007,803

Note 10 – Stockholder’s Equity, page F-17

4.

You state that on May 13, 2005 you extended the expiration date of the outstanding warrants.  Per paragraph 127 of FIN 44, if a company changes the terms of an award, the company is required to revalue the warrants at the time of the modification.  You state in this footnote that there was no accounting change related to the extension.  Please tell us the number of warrants that were subject to the extension and why nothing was booked in the financial statements for the modification of the term.  Also provide us with any quantitative analysis used to support your position, if applicable.

This comment was in the Commission’s March 16, 2005 letter commenting on our 2004 filings and was addressed in our March 29, 2005 response.  At October 1, 2006 there were 369,793 stock purchase warrants outstanding with an exercise price of $4.00 per share.  As noted in our previous response, we concluded that there was no accounting impact for the extension of the warrants term.  These warrants were issued to public shareholders in connection with their participation in a shareholder rights offering.  In that offering, shareholders who purchased a “unit” obtained a share of stock and a warrant to purchase one-half share of stock at the equivalent of $4.00 per share.   Since the warrants subject to the extension of time period to exercise related to a previous publicly-registered equity transaction, and the exercise price was not adjusted, we determined that no accounting adjustment is required.

Form 10-QSB as of December 31, 2007

Statement of Cash Flows, page 5

5.

In the quarter ended December 31, 2006, we note your presentation of purchases of intangibles for $1,400,000 and proceeds from long-term debt for the same amount.  Per the disclosure on page 11, you state you issued a promissory note for $1,400,000 in exchange for a non-solicitation agreement.

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Please explain to us why you are presenting this amount as a cash transaction in the statement of cash flows.  We note that you have presented this transaction as a non-cash transaction in the audited financial statements included in the Form 10-KSB as of September 30, 2007; and

In the quarter ended December 31, 2006, the Company should have stated the $1,400,000 as a non-cash transaction and management incorporated the correction in its subsequent Form 10Q-SB filing dated April 1, 2007.

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Please tell us how you determined that the value of the note payable was equal to the fair value of the non-solicitation agreement including the role, if any of appraisal experts.

The STEN Credit agreement required it pay a fee of $1.4 million for the rights to a customer base and existing dealer partner relationships with a fair value of $700,000 and enter into a $700,000 consulting agreement.  The fees were paid in the form of two promissory notes totaling $1.4 million.  In March 2007, the Company renegotiated the original agreement and signed a new non-solicitation agreement.  The purchase of these rights was negotiated on an arm’s length basis and the rights in the estimation of management were appropriately valued at the price paid for the rights and we continue to monitor the business for any impairment in value of the intangible assets.

Exhibit A

Finance Receivables

The Company originates installment contracts from the sale of used vehicles at its retail sales locations or through referrals from independent dealer/partners.  The installment sale contracts typically include interest rates of 29% per annum, are collateralized by the vehicle sold and require payments over periods generally ranging from 12 to 42 months. The components of the finance receivable are as follows:

	March 30, 2008	September 30, 2007
Gross contract amount	$0,000,000	$0,000,000
Contracts in delinquency
31-60 days	$0,000,000	$0,000,000
61-90 days	$0,000,000	$0,000,000
91 + days	$0,000,000	$0,000,000
Total delinquencies	$0,000,000	$0,000,000
Amount in repossession	$0,000,000	$0,000,000
Total delinquencies and amount in repossession	$0,000,000	$0,000,000
Delinquencies as a percentage of Gross Contract amount	0.00%	0.00%
Total delinquencies and amount in repossession as a percentage of Gross contract amount	0.00%	0.00%

Changes in the Company’s finance receivables, net, for the thirteen week and twenty six week periods ended March 30, 2008 and April 1, 2007 are as follows:

	13 weeks ended	13 weeks ended	26 weeks ended	26 weeks ended
	March 30, 2008	April 1, 2007	March 30, 2008	April 1, 2007
Balance at beginning of period	$0,000,000	$0,000,000	$0,000,000	$0,000,000
Financed receivables	$0,000,000	$0,000,000	$0,000,000	$0,000,000
Financed receivable collections	$(0,000,000)	$(0,000,000)	$(0,000,000)	$(0,000,000)
Provisions for credit losses	$(0,000,000)	$(0,000,000)	$(0,000,000)	$(0,000,000)
Balance at end of period	$0,000,000	$0,000,000	$0,000,000	$0,000,000

Changes in the Company’s finance receivables allowance for credit losses, for the thirteen week and twenty six week periods ended March 30, 2008 and April 1, 2007 are as follows:

	13 weeks ended	13 weeks ended	26 weeks ended	26 weeks ended
	March 30, 2008	April 1, 2007	March 30, 2008	April 1, 2007
Balance at beginning of period	$0,000,000	$0,000,000	$0,000,000	$0,000,000
Provision for credit losses	$0,000,000	$0,000,000	$0,000,000	$0,000,000
Net charge offs	$(0,000,000)	$(0,000,000)	$(0,000,000)	$(0,000,000)
Balance at end of period	$0,000,000	$0,000,000	$0,000,000	$0,000,000

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